QuickLinks -- Click here to rapidly navigate through this document

Exhibit 4.9

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	Reporting Issuer
SQI Diagnostics Inc. 36 Meteor Drive Toronto, ON M9W 1A4
ITEM 2.	Date of Material Change
July 4, 2011.
ITEM 3.	Press Release
A press release was disseminated on July 4, 2011 via Canada Newswire.
ITEM 4.	Summary of Material Change

SQI Diagnostics Inc. ("SQI" or the "Company") (TSX-V: SQD), a medical systems automation company focused on evolving laboratory-based biomarker testing, announced that it has entered into an agreement to acquire all of the share capital of Scienion AG ("Scienion"), a German-based microarray manufacturing equipment and microarray print and development services company for a purchase price of CDN$15 million in cash and the issuance of 735,294 common shares in the capital of SQI.

The closing of the transaction is subject to a number of customary closing conditions and regulatory approvals, and is subject to financing. The parties to the transaction include: Peppermint Holding GmbH; Peppermint Venture Capital GmbH & Co. KG; Max-Planck-Gesellschaft zur Förderung der Wissenschaften e.V.; S-Venture Capital Dortmund GmbH; NRW.BANK Venture Fonds GmbH & Co. KG; IBB Beteiligungsgesellschaft mbH; KfW, Anstalt des öffentlichen Rechts; VC Fonds Berlin GmbH; S-Capital Dortmund GmbH & Co. KG; and certain other individuals.
ITEM 5.	Full Description of Material Change

On July 4, 2011 the Company entered into an agreement with those of Scienion's shareholders having the required percentage of ownership of share capital to "drag along" the other shareholders pursuant to the Scienion shareholders' agreement (the "Vendors") to purchase all of the shares of Scienion for aggregate consideration to be satisfied by a closing cash payment of CDN$15,000,000 of which approximately €5,500,000 will be utilized to satisfy certain debt settlements and CDN$1,750,000 will be placed in escrow pursuant to the terms of a holdback escrow agreement) and the issuance of 735,294 SQI common shares.

The parties to the acquisition have provided representations and warranties, which include representations and warranties with respect to Scienion made by Dr. Holger Eickhoff, the Managing Director of Scienion, in favour of SQI. Additionally, the Vendors will each be giving standard representations and warranties with respect to their ownership of Scienion's shares. The representations and warranties will be repeated at closing.

The closing of the acquisition is subject to standard conditions precedent in respect of the acquisition which include resignation by all members of Scienion's supervisory board, a release of Scienion by the Vendors and all members of Scienion's supervisory board, trade working capital together with Scienion's bank account balances are to be satisfactory to SQI, any required approvals of the TSX Venture Exchange with respect to the issuance of SQI's common shares as partial consideration for the purchase price, Scienion having no debts or other obligations other than the debt in respect of the debt settlement amount and a loan in the amount of €300,000 on Scienion's balance sheet, the closing of a financing of at least CDN$30,000,000, and SQI's receipt of Scienion's audited financial statements which will not adversely differ from Scienion's unaudited financial statements in any material respects.

The acquisition agreement may be terminated if the closing does not occur on or before September 30, 2011. Additionally, either party may terminate the acquisition upon payment of a break fee in the amount of CDN$250,000 if a party terminates its obligations as a result of the non-terminating party's breach of its obligations or failure to use commercially reasonable efforts to satisfy any conditions precedent within such non-terminating party's control.

The Vendors have agreed to indemnify SQI in respect of claims or losses arising as a result of certain events which include breaches of representations and warranties and covenants, and certain tax matters. Additionally, SQI has agreed to indemnify the Vendors in respect of claims or losses arising as a result of certain events, which include breaches of representations and warranties and covenants. These indemnities are subject to the following limitations:
• Neither SQI nor the Vendors will be liable with respect to any breach of the majority of representations and warranties and covenants after March 31, 2013;
• The Vendors will not be liable with respect to any tax matters under the acquisition agreement in respect of which they are providing an indemnity after June 30, 2013;
• Neither SQI nor the Vendors will be liable with respect to any inaccuracy or misrepresentation in any fundamental representation or warranty after five years from the closing date; and
• Neither SQI nor the Vendors will be liable with respect to certain breaches of covenants after two years following the date the relevant party gained knowledge of such breach.

The liability of the Vendors under the indemnities has been capped under certain circumstances such that, generally, no Vendor will be liable in excess of the holdback amount. However, with respect to any brokerage fees to be paid by Scienion or with respect to certain fundamental representations and warranties and covenants, each Vendor may be severally liable up to each Vendor's share of the purchase price. Further, there is no cap on the Vendors' liability with respect to certain tax matters, the Vendors' legal fees, intentional misrepresentation or fraud.

SQI's liability under the indemnities has been capped under certain circumstances such that, generally, SQI will not be liable in excess of CDN$250,000. However, with respect to certain fundamental representations and warranties and certain covenants, SQI may be liable up to CDN$2,500,000. Further, SQI may be liable up to €2,500,000 in the event of a breach of certain covenants relating to Scienion's solvency. Additionally, there is no cap on SQI's liability with respect to intentional misrepresentation or fraud.
ITEM 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
ITEM 7.	Omitted Information
No significant facts have been omitted from this report.

ITEM 8.	Senior Officer
Andrew Morris Chief Financial Officer Phone: (416) 674-9500 ext. 229 E-mail: amorris@sqidiagnostics.com
ITEM 9.	Date of Report
DATED at Toronto, Ontario this 5th day of July 2011.

QuickLinks

  Exhibit 4.9
FORM 51-102F3 MATERIAL CHANGE REPORT